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December 8, 2004

VIA EDGAR AND FAX

Mr. Michael Fay

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0305

Re:	Fox Entertainment Group, Inc.
Form 10-K for the year ended June 30, 2004
Form 8-K filed November 3, 2004
Commission File Number 1-14595

Dear Mr. Fay:

This letter supplements an initial response dated December 2, 2004 on behalf of Fox Entertainment Group, Inc. (the “Company”). Capitalized terms used in this letter are defined as in the December 2 letter.

Please be advised that the December 2 letter included a typographical error in our response to Comment 2(c) regarding the “Gain on the sale of XM Satellite Radio Holdings, Inc.” In the first sentence of our response, we mistakenly reported that “In the quarter ended March 31, 2004, DTV sold approximately 15,000,000 shares of XM Satellite Radio Holdings, Inc. (“XM”), resulting in an after tax-gain to DTV of $238 million.” We hereby correct our response to state that “In the quarter ended March 31, 2004, DTV sold approximately 19,000,000 shares of XM Satellite Radio Holdings, Inc. (“XM”), resulting in an after tax-gain to DTV of $238 million.”

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (212) 918-8270.

Very truly yours,

/s/ Amy Bowerman Freed

Amy Bowerman Freed

Cc:	Mr. Doug Jones, Securities and Exchange Commission
Mr. Jim Campbell, Securities and Exchange Commission
Mr. David F. DeVoe, Fox Entertainment Group
Mr. Arthur M. Siskind, Fox Entertainment Group
Mr. John P. Nallen, Fox Entertainment Group
Mr. Ian M. Eddleston, Ernst & Young, LLP
Mr. Lewis Kramer, Ernst & Young, LLP

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